News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 3, 2026

Seabridge Gold Announces Closing of Spin-Out of Valor Gold Corp.

Toronto, Ontario - Seabridge Gold Inc. (TSX: SEA) (NYSE: SA) ("Seabridge" or the "Company") is pleased to announce that it has closed its previously announced spin-out transaction of Valor Gold Corp. ("Valor") by way of a statutory plan of arrangement (the "Plan of Arrangement") under the Canada Business Corporation Act (the "Arrangement") effective at 12:01 a.m. (Vancouver time) (the "Effective Time") on June 3, 2026 (the "Effective Date").

Pursuant to the Arrangement, Seabridge has transferred its 100% interest in the Courageous Lake gold project (the "Courageous Lake Project") located in the Northwest Territories, Canada to Valor and each share of Seabridge (the "Old Seabridge Shares") outstanding as at the close of business on the business day prior to the Effective Date, being June 2, 2026, will be exchanged for (a) one new Seabridge share (a "New Seabridge Share") for every Old Seabridge Share held, and (b) one common share of Valor (a "Valor Share") for every approximately 1.957 Seabridge shares held.0F0F1 After giving effect to the Arrangement, there are 55,000,000 Valor Shares issued and outstanding.

The Company received the final order in respect of the Arrangement from the Supreme Court of British Columbia on May 27, 2026.

The terms of the Arrangement, including the procedures to be followed by shareholders of Seabridge ("Shareholders") in order to receive the New Seabridge Shares and Valor Shares they are entitled to receive pursuant to the Arrangement, are further described in the Company's news release dated May 22, 2026, in a "Frequently Asked Questions" page on the Company's website, and in the Company's management information circular dated March 30, 2026 (the "Circular") available on Seabridge's website and under its profile on SEDAR+ at www.sedarplus.ca.

It is anticipated that the Old Seabridge Shares will be suspended from trading on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") as at close of trading on June 4, 2026, and the New Seabridge Shares will be listed for trading under the new CUSIP 811927102 on TSX and NYSE as at the open of trading on June 5, 2026. The ticker symbol for the New Seabridge Shares will continue to be "SEA" on TSX and "SA" on NYSE.

It is similarly expected that the Valor Shares will be listed for trading on TSX under the symbol "VGC" as at the open of trading on June 5, 2026 under the CUSIP 919921106. The timing of the commencement of trading of the Valor Shares on the OTCQB will be announced in a separate news release by Valor once formal approval is received from the OTCQB.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Bronson Corridor projects are located in Northwest British Columbia, Canada's "Golden Triangle". Its Snowstorm project is in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit Seabridge's website at http://www.seabridgegold.com.

1 Based on 107,622,939 common shares of Seabridge issued and outstanding as at the close of business on June 2, 2026.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

Neither the Toronto Stock Exchange, the New York Stock Exchange, the OTC Markets, nor their Regulation Services Providers accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: the anticipated receipt of OTCQB approval for the quotation of the Valor Shares on the OTCQB; the targeted listing of the New Seabridge Shares on the TSX and the NYSE, and the targeted listing and quotation of the Valor Shares on the TSX and OTCQB, respectively, and the timing thereof; and the anticipated focus of Valor post-spin-out being the advancement of the Courageous Lake Project.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: the Valor Shares may not be listed on the TSX or quoted on the OTCQB on the timeline anticipated or at all; the anticipated exploration focuses of Valor may not be as anticipated; changes occur in the underlying facts used to calculate a resource or reserve estimate or the geologic characteristics of the project that make declaration of a mineral resource or mineral reserve problematic; and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chair & C.E.O.

For further information please contact:
Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292

Email: info@seabridgegold.com